Exhibit 99.6

January 12, 2006

Consent of Independent Petroleum Engineers

We hereby consent to the use and reference to our name and reports, and the information derived from our reports as described or incorporated by reference in Canetic Resources Trust’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Our reports are entitled as follows:

•                  “StarPoint Energy Trust, EnCana’s Interest in the Alderson East, Countess, Kinninvie & Suffield West Areas, Evaluation of Oil & Gas Reserves, Based on April 1, 2005 Forecast Prices and Costs, As of March 31, 2005”, dated April 29, 2005

•                  “StarPoint Energy Trust, EnCana’s Interest in the Alderson East, Countess, Kinninvie & Suffield West Areas, Evaluation of Oil & Gas Reserves, Based on March 31, 2005 Constant Prices and Costs, As of March 31, 2005”, dated April 29, 2005

•                  “StarPoint Energy Trust, Selected Properties for ExploreCo, Mechanical Update, Evaluation of Oil & Gas Reserves, Based on GLJ October 1, 2005 Forecast Prices and Costs, As of September 30, 2005”, dated November 9, 2005

•                  “StarPoint Energy Trust, Selected Properties for ExploreCo, Mechanical Update, Evaluation of Oil & Gas Reserves, Based on GLJ October 1, 2005 Forecast Prices and Costs, As of December 31, 2005”, dated November 9, 2005

•                  “StarPoint Energy Trust, Selected Properties for ExploreCo, Mechanical Update, Evaluation of Oil & Gas Reserves, Based on GLJ September 30, 2005 Constant Prices and Costs, As of December 31, 2005”, dated November 9, 2005

•                  “StarPoint Energy Trust, Selected Properties for TrustCo, Mechanical Update, Evaluation of Oil & Gas Reserves, Based on GLJ October 1, 2005 Forecast Prices and Costs, As of September 30, 2005”, dated November 9, 2005

•                  “StarPoint Energy Trust, Selected Properties for TrustCo, Mechanical Update, Evaluation of Oil & Gas Reserves, Based on GLJ September 30, 2005 Constant Prices and Costs, As of September 30, 2005”, dated November 9, 2005

Sincerely,

McDaniel & Associates Consultants Ltd.

“signed by P. A. Welch”

P. A. Welch, P. Eng.
President & Managing Director

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com